SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2010 (Report No. 1)

Commission File Number: 0-27466

NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

8 Hapnina Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation

S-T Rule 101(b)(7):

Yes  ____  No    X

Indicate by check mark whether by furnishing the information contained in this Form 6-K, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No    X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A__

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CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1 Press Release: NICE Introduces a New Methodology for Optimizing Customer Dynamics to Generate Maximum Business Value from Customer Interactions, Dated March 3, 2010.

99.2 Press Release: NICE Adds Real-Time Analytics-Based Capabilities to its NICE SmartCenter Suite, Further Powering Customer Dynamics Optimization, Dated March 4, 2010.

99.3 Press Release: American Airlines Leverages NICE Interaction Analytics to Enhance Customer Experience, Dated March 8, 2010.

99.4 Press Release: NICE Works with Microsoft to Help Joint Customers Leverage Real-time Cross-channel Analytics to Optimize Customer Dynamics, Dated March 22, 2010.

99.5 Press Release: Event Alert: Upcoming NICE Events to Highlight How Optimizing Customer Dynamics Revolutionizes Customer Loyalty, Compliance, and Operational Efficiency, Dated March 25, 2010.

99.6 Press Release: Teleperformance Deploys NICE SmartCenter Interaction Analytics In a Multi-Million Dollar Deal, to Harness Customer Dynamics to Improve Service Levels and Profitability,

Dated March 25, 2010.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:   /s/ Yechiam Cohen

________________________________

Name: Yechiam Cohen

Title: General Counsel

Dated:  April 8, 2009

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EXHIBIT INDEX

99.1 Press Release: NICE Introduces a New Methodology for Optimizing Customer Dynamics to Generate Maximum Business Value from Customer Interactions, Dated March 3, 2010.

99.2 Press Release: NICE Adds Real-Time Analytics-Based Capabilities to its NICE SmartCenter Suite, Further Powering Customer Dynamics Optimization, Dated March 4, 2010.

99.3 Press Release: American Airlines Leverages NICE Interaction Analytics to Enhance Customer Experience, Dated March 8, 2010.

99.4 Press Release: NICE Works with Microsoft to Help Joint Customers Leverage Real-time Cross-channel Analytics to Optimize Customer Dynamics, Dated March 22, 2010.

99.5 Press Release: Event Alert: Upcoming NICE Events to Highlight How Optimizing Customer Dynamics Revolutionizes Customer Loyalty, Compliance, and Operational Efficiency, Dated March 25, 2010.

99.6 Press Release: Teleperformance Deploys NICE SmartCenter Interaction Analytics In a Multi-Million Dollar Deal, to Harness Customer Dynamics to Improve Service Levels and Profitability,

Dated March 25, 2010.

____ 4 ____

NICE Introduces a New Methodology for Optimizing Customer Dynamics to Generate Maximum Business Value from Customer Interactions

Electric Insurance, DHL, Sallie Mae and Salt River Project among industry leaders using NICE to harness Customer Dynamics by uncovering customer intent and gathering strategic insights to impact interactions and business performance

RA`ANANA, ISRAEL, March 3, 2010 - NICE Systems Ltd. (NASDAQ: NICE), a leading global provider of advanced solutions that enable enterprises and security organizations to extract Insight from Interactions, transactions and surveillance to drive business performance, reduce risk and ensure safety, today unveiled a new methodology for optimizing Customer Dynamics, the ongoing exchange of information, ideas, opinions and commerce that occurs between businesses and customers, via various touch points, including phone, email, chat, and social media.  The NICE methodology and tools allow companies in all industries, including those with the most complex customer interactions environments, to capture customer intent across channels, rapidly analyze the information to gain insights and apply the insights to strengthen customer loyalty and make the organization more profitable and efficient. Electric Insurance, DHL, Sallie Mae and Salt River Project are among the industry leaders that are already using the NICE SmartCenter suite to harness Customer Dynamics. NICE and CRMxchange will hold a webcast on Customer Dynamics on March 25, 2010.  CRMxchange is a leading online resource for information on customer service contact management, marketing and sales.  For more information, please see  http://www.crmxchange.com/webcast/customer_intent/nicefeb10.asp.

"The ability of an enterprise to understand the customer and optimize the dynamics between customer and enterprise as the interaction is happening sets it apart from the competition," said Michael Maoz, Research Vice President and Distinguished Analyst at industry analyst firm Gartner.  "It can make the difference between becoming an effective company with a loyal customer base or remaining an industry laggard.  To discover the "voice of the customer" - the sentiment and opinions that shape customer behavior -- leading organizations analyze interactions across multiple channels, including mobile devices and social networks outside of their direct control."

The dynamic between customers and organizations - Customer Dynamics - is rich, complex, and difficult to manage. According to the NICE benchmark of contact center business and technology trends[1], this phenomenon will only become more complex in the future. The benchmark revealed that more than 40 percent of survey respondents expect the volume of customer interactions to increase, including phone interactions and those driven by the availability and maturation of alternate communication channels, such as chat, text messaging and web self-service. NICE has developed the `Intent-to-Insight-to-Impact` methodology, which is enabled by its NICE SmartCenter suite and tools, to optimize Customer Dynamics. The new methodology is based on NICE`s domain expertise, founded on extensive experience working with thousands of companies around the world.

"Today, more than ever, it is a business imperative for companies to understand and take charge of Customer Dynamics to generate tangible business value," said Dan Yalon, Chief Strategy and Marketing Officer at NICE. "In fact, we believe that optimizing Customer Dynamics will be a major competitive differentiator for companies in 2010 and beyond.  Customer Dynamics optimization is a new approach that can solve the dual challenge of today`s enterprises -- make your customers loyal and satisfied, and make your business efficient and profitable."

The companies already using the NICE methodology and NICE SmartCenter suite to optimize Customer Dynamics include Electric Insurance Company, a leading U.S. national provider of personal lines insurance products, DHL Russia, Sallie Mae, the leading U.S. provider of saving, planning and paying for education programs, Salt River Project, the third-largest public power utility in the United States.

"Electric Insurance has seen major operational improvements driven by the insights we have gained from tapping into our Customer Dynamics," said Kimberly Koury, Vice President of Contact Center Operations, Electric Insurance. "The ability to better understand the intent of our customers and serve them better, while improving our business processes and our bottom line is incredibly valuable."

"As a result of our ability to understand and leverage Customer Dynamics, we are seeing a potential to positively impact our business throughout, with improvements both to our operations and in our relationships with customers, as well as in increased revenue," said Kimberly Steele, Director, Quality and Business Analytics, Sallie Mae.  "For instance, we have identified targeted areas in which to reduce call volumes, decrease average call length times, and improve our self-service systems.  Doing so will allow our agents to focus on calls with higher up-sell and cross-sell potential, and improve the overall customer experience.  In the end, this should create happier customers, and a streamlined and efficient business."

"NICE has provided us with a window into our Customer Dynamics - the interactions between SRP and our customers, and has allowed us to take charge of it," said Brandon Whiting, Manager, Call Center Operations & Support, Salt River Project.  "This gives us insight into the reasons why customers call back multiple times.  Based on that insight, we can make the necessary adjustments that positively impact not only our customers' experience, but also improve our ability to function more efficiently and cost effectively."

"Being able to optimize Customer Dynamics is one of our most successful strategic initiatives," said Natalia Kabakova, head of customer service at DHL Russia, a long-time NICE customer and the leading provider of express and logistics transportation and delivery solutions in the country. "Using the NICE solutions for some time now, at the contact center level we have been able to enrich the experience of our customers through world-class customer service. At the organizational level, we have been able to achieve unprecedented efficiency in how we deliver customer service, and more importantly - we can now be proactive in our customer-centric, profit-generating growth initiatives."

"NICE`s methodology and solutions help companies turn the untapped asset of Customer Dynamics into fuel for growth," continued Yalon.  "Our approach is based on expertise we have developed over the past 24 years, helping thousands of enterprises around the world, in every vertical industry to create value from customer interactions.  NICE SmartCenter is unique in powering Customer Dynamics optimization -- it captures interactions across channels, in different environments - contact center, branches, and the back office, and uses cross-channel interaction analytics to extract insights. It uncovers hidden opportunities for cross-sell and up-sell, it improves the customer experience, and addresses key operational aspects of the contact center workforce, such as skill assessment, coaching and performance management.  The result is tangible business value in the areas of compliance, operational efficiency, customer experience and revenue generation."

About NICE SmartCenter

NICE SmartCenter is the premier tool to help companies generate business value from Customer Dynamics.  NICE SmartCenter is a suite of pre-packaged business solutions that address specific business issues, powered by best-in-class functional components spanning call recording, quality management, multi-channel interaction analytics, workforce management and  performance management. The business solutions capture, analyze and impact customer interactions across a variety of channels, from audio, email and chat to social media and text messaging.  The solutions include nine packaged offerings: Customer Churn Reduction, Sales Effectiveness, Customer Experience, Marketing Effectiveness, Collections Optimization, Quality Optimization, First Call Resolution Optimization, Average Handle Time Optimization, and Compliance Management.  These solutions can be deployed on premise, in a hosted model, or via a managed service, and can be implemented stand-alone or fully integrated with customer relationship management and business intelligence solutions.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions solutions and value-added services, powered by the convergence of advanced analytics of unstructured multimedia content and transactional data - from telephony, web, email, radio, video, and other data sources. NICE`s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in more than 150 countries, including over 85 of the Fortune 100 companies.  More information is available at www.nice.com.

Corporate Media

Galit Belkind	NICE Systems galit.belkind@nice.com	+1 877 245 7448

Investors

Daphna Golden	NICE Systems ir@nice.com	+1 877 245 7449

Trademark Note: 3600 View, Alpha, ACTIMIZE, Actimize logo, Customer Feedback, Dispatcher Assessment, Encorder, eNiceLink, Executive Connect, Executive Insight, FAST, FAST alpha Blue, FAST alpha Silver, FAST Video Security, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE logo, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE SmartCenter, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision Alto, NiceVision Analytics, NiceVision ControlCenter, NiceVision Digital, NiceVision Harmony, NiceVision Mobile, NiceVision Net, NiceVision NVSAT, NiceVision Pro, Performix, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet are trademarks and/or registered trademarks of NICE Systems Ltd. All other trademarks are the property of their respective owners.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

###

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NICE Adds Real-Time Analytics-Based Capabilities to its NICE SmartCenter Suite, Further Powering Customer Dynamics Optimization

Leveraging cross-channel analytics, Real-time Guidance enables optimization of key business processes, to significantly improve customer satisfaction, sales and marketing effectiveness, compliance with regulations, and operational efficiency

RA`ANANA, ISRAEL, March 4, 2010 - NICE Systems Ltd. (NASDAQ: NICE), a leading global provider of advanced solutions that enable enterprises and security organizations to extract Insight from Interactions, transactions and surveillance to drive business performance, reduce risk and ensure safety, today announced the availability of real-time analytics-based capabilities, adding to recently announced cross-channel analytics capabilities of its NICE SmartCenter suite of business solutions. The new NICE Real-time Guidance, available with the latest release of the NICE SmartCenter, provides "next best action" recommendations to the agent in real time during a phone or chat interaction with a customer, helping to enhance the customer experience, maximize sales, reduce churn and ensure compliance with policies and regulations.  In a related announcement yesterday, NICE unveiled a new systematic approach for optimizing Customer Dynamics to generate maximum business value from customer interactions.

Real-time Guidance, which leverages NICE`s cross-channel analytics capabilities, strengthens the NICE SmartCenter suite as an industry-leading offering enabling companies to optimize Customer Dynamics, the complex, ongoing interchange between companies and customers. Optimizing Customer Dynamics allows enterprises in all industries to build customer loyalty, as well as maximize profitability and ensure regulatory compliance.

"Being able to conduct real-time analysis of interaction-related data and deliver real-time guidance to contact center agents is an important consideration when trying to optimize customer interactions," said Jim Davies, Research Director, at analyst and advisory firm Gartner.  "This capability impacts efforts to improve the customer experience as well as improving operational efficiency and sales results."

NICE Real-time Guidance is a key enabler of NICE's closed-loop systematic approach to harness Customer Dynamics, which captures customer intent, applies cross-channel analytics to uncover insights and turns insights into impact. Insights garnered through contact center processes and solutions such as quality monitoring, cross-channel interaction analytics, and performance management, as well as those gathered in real time during the interaction, via desktop applications, can now be applied to impact customer interactions as they occur, and ultimately, a company`s business performance.

This is accomplished by triggering and presenting to the agent, in real time, context-sensitive recommendations and information that may be required according to business rules, empowering agents to take the right actions at the right time during an interaction with a customer. The result is tangible business value in the areas of compliance, operational efficiency, customer experience, and revenue generation.

NICE`s Real-time Guidance leverages customizable business rules to deliver information directly to the agent`s screen. It is an integral part of the NICE SmartCenter suite`s packaged business solutions, including:

●        Customer Experience: By leveraging insights from cross-channel analytics, agents receive a holistic view of the customer`s prior interactions with the organization, coupled with the relevant and appropriate instructions as to the next steps to be taken. As a result of receiving these real-time instructions, agents can enhance the quality of service provided to customers, as well as their own quality scores.

●        Sales Effectiveness: Real-time Guidance provides information to the agent regarding which offering is best suited to the customer`s needs and preferences, as well as guidance for handling customer objections. This information is driven by both the agent`s and customer`s profiles (based on evaluations and CRM data, respectively), as well as information gathered during the interaction.  Presenting customers with the right offers at the right time helps to increase sales conversion rates and reduces churn.

●        Compliance: After offline analytics uncover whether or not agents are providing a clear explanation of liabilities to customers, and after identifying which agents require support, Real-time Guidance delivers a dynamic script directly to the agent`s desktop, with instructions that are based on the specific profiles of the agent and customer as well as the context of the call, thereby improving compliance and decreasing liability risk.

●        Operational Efficiency:  Delivering personalized, real-time instructions to agents that are directly related to the context of the specific interaction enables them to resolve issues more efficiently - improving First Contact Resolution (FCR) and Average Handle Time (AHT), among other performance indicators.

"NICE continues to push the envelope when it comes to technology leadership," said Udi Ziv, president, Enterprise Group, NICE.  "More and more companies around the world are leveraging our analytics-based offering as they move away from siloed to enterprise-wide deployments to extract business value from interactions.  This introduction of the all-important real-time capability, positions the NICE suite as far-and-away the industry-leading tool to help companies optimize Customer Dynamics. Real-time Guidance is unique in enabling organizations to create a positive impact during the moment of contact with the customer, when it matters most. By closing the loop on key business improvement processes, we are further advancing our strategy to help our customers harness their Customer Dynamics, to differentiate themselves, and expand their business with top-line and bottom-line improvements."

About NICE SmartCenter

NICE SmartCenter is the premier tool for helping companies optimize Customer Dynamics, with unique capabilities for capturing, analyzing and impacting customer interactions across multiple channels.  NICE SmartCenter is a suite of pre-packaged business solutions that address specific business issues, powered by best-in-class functional components spanning call recording, quality management, cross-channel interaction analytics, workforce management and  performance management. The business solutions capture, analyze and impact customer interactions across a variety of channels, from audio, email and chat to social media and text messaging.  The solutions include nine packaged offerings: Customer Churn Reduction, Sales Effectiveness, Customer Experience, Marketing Effectiveness, Collections Optimization, Quality Optimization, First Contact Resolution Optimization, Average Handle Time Optimization, and Compliance Management.  These solutions can be deployed on premise, in a hosted model, or via a managed service, and can be implemented stand-alone or fully integrated with customer relationship management and business intelligence solutions.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions solutions and value-added services, powered by the convergence of advanced analytics of unstructured multimedia content and transactional data - from telephony, web, email, radio, video, and other data sources. NICE`s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in more than 150 countries, including over 85 of the Fortune 100 companies. More information is available at www.nice.com.

Corporate Media

Galit Belkind	NICE Systems galit.belkind@nice.com	+1 877 245 7448

Investors

Daphna Golden	NICE Systems ir@nice.com	+1 877 245 7449

Trademark Note: 3600 View, Alpha, ACTIMIZE, Actimize logo, Customer Feedback, Dispatcher Assessment, Encorder, eNiceLink, Executive Connect, Executive Insight, FAST, FAST alpha Blue, FAST alpha Silver, FAST Video Security, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE logo, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE SmartCenter, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision Alto, NiceVision Analytics, NiceVision ControlCenter, NiceVision Digital, NiceVision Harmony, NiceVision Mobile, NiceVision Net, NiceVision NVSAT, NiceVision Pro, Performix, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet are trademarks and/or registered trademarks of NICE Systems Ltd. All other trademarks are the property of their respective owners.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

###

American Airlines Leverages NICE Interaction Analytics to Enhance Customer Experience

Broad-scale implementation of integrated best-in-class applications of the NICE SmartCenter suite helps American Airlines respond quickly to areas of opportunity and enhance customer experience

RA`ANANA, ISRAEL and FORT WORTH, TX, March 8, 2010 NICE Systems (NASDAQ: NICE), a leading global provider of advanced solutions that enable enterprises and security organizations to extract insight from interactions, transactions and evaluations to drive business performance, and American Airlines  (NYSE: AMR), one of the world`s largest airlines, today announced that American Airlines is achieving improvements in customer experience following a successful deployment of the integrated best-of-breed applications of the NICE SmartCenter suite, including NICE Interaction Analytics solution.  The deployment also included NICE Recording and NICE Quality Management and follows American Airlines` earlier implementation of NICE IEX Workforce Management.

The systems NICE offers enable American to rely on these behind-the-scene capabilities to efficiently monitor and analytically assess the individual and collective experiences of its customers when they contact American`s reservations and customer support centers. The value-add that NICE solutions delivered to American include being able to find better ways to understand trends in customer calls and how to more effectively provide services to them.  Additionally, the system has been leveraged to assist management in making key process improvement decisions.

Bella Goren, American Airlines` Senior Vice President, Customer Relationship Marketing and Reservations, said, "With American`s strong focus on continually enhancing our customers` experience, the NICE system and its advanced interaction analytics capabilities are helping us to efficiently identify areas of success and opportunities for improvement."

"The integrated best-in-class suite of applications offered by NICE helps enterprises deal with customer satisfaction from an operational and strategic point of view, and we are seeing more and more organizations recognize the strong added value and quick return on investment offered by the NICE solutions," said Barak Eilam, Chief Business Officer, Americas, at NICE. "The fact that American Airlines chose NICE to replace their previous recording and quality management systems speaks to the strength of our suite.  In addition, the advanced interaction analytics capabilities we offer support American`s efforts in enhancing the overall effectiveness of its contact centers."

NICE SmartCenter is a suite of pre-packaged business solutions that address specific business issues, powered by best-in-class applications spanning call recording, quality management, workforce management, cross-channel interaction analytics, including speech analytics, real-time guidance, and  performance management. The business solutions capture, analyze and impact customer interactions in real time, across a variety of channels, from audio, email and chat to social media and text messaging.  The solutions include nine packaged offerings: Customer Churn Reduction, Sales Effectiveness, Customer Experience, Marketing Effectiveness, Collections Optimization, Quality Optimization, First Contact Resolution Optimization, Average Handle Time Optimization, and Compliance Management.  These solutions can be deployed on premise, in a hosted model, or via a managed service, and can be implemented stand-alone or fully integrated with customer relationship management and business intelligence solutions.

About American Airlines
American Airlines, American Eagle and AmericanConnection® serve 250 cities in 40 countries with, on average, more than 3,400 daily flights. The combined network fleet numbers more than 900 aircraft. American's award-winning Website, AA.com®, provides users with easy access to check and book fares, plus personalized news, information and travel offers. American Airlines is a founding member of the oneworld® Alliance, which brings together some of the best and biggest names in the airline business, enabling them to offer their customers more services and benefits than any airline can provide on its own. Together, its members serve nearly 700 destinations in more than 130 countries and territories. American Airlines, Inc. and American Eagle Airlines, Inc. are subsidiaries of AMR Corporation. American Airlines, American Eagle,

AmericanConnection, AA.com, We know why you fly and AAdvantage are registered trademarks of American Airlines, Inc. (NYSE: AMR)

About NICE Systems
NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions solutions and value-added services, powered by the convergence of advanced analytics of unstructured multimedia content and transactional data - from telephony, web, email, radio, video, and other data sources. NICE`s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in more than 150 countries, including over 85 of the Fortune 100 companies. More information is available at www.nice.com.

North America Virginia Flood	NICE Systems Virginia.Flood@nice.com	+1 201 964 2682
  Corporate Media Contact

Galit Belkind

	NICE Systems Galit.belkind@nice.com	+1 877 245 7448
Investors Daphna Golden	NICE Systems ir@nice.com	+1 877 245 7449

Trademark Note: 3600 View, Alpha, ACTIMIZE, Actimize logo, Customer Feedback, Dispatcher Assessment, Encorder, eNiceLink, Executive Connect, Executive Insight, FAST, FAST alpha Blue, FAST alpha Silver, FAST Video Security, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE logo, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE SmartCenter, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision Alto, NiceVision Analytics, NiceVision ControlCenter, NiceVision Digital, NiceVision Harmony, NiceVision Mobile, NiceVision Net, NiceVision NVSAT, NiceVision Pro, Performix, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet are trademarks and/or registered trademarks of NICE Systems Ltd. All other trademarks are the property of their respective owners.

Forward-Looking Statements

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messr Eilam, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company`s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company`s Annual Report on Form 20-F.   The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.

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NICE Works with Microsoft to Help Joint Customers Leverage Real-time Cross-channel Analytics to Optimize Customer Dynamics

NICE`s business solutions will help Microsoft Communications Server "14" customers capture customer intent, reveal insights, and impact business performance

RA`ANANA, ISRAEL, and ORLANDO, FL, March 22, 2010 - NICE Systems Ltd. (NASDAQ: NICE), a Microsoft Gold Certified Partner and a leading global provider of advanced solutions that enable enterprises and security organizations to extract Insight from Interactions, transactions and surveillance to drive business performance, reduce risk and ensure safety, today announced that it is working with Microsoft Corp. to help Microsoft Communications Server "14" customers optimize the value of customer interactions. Through this offering, customers can benefit from NICE`s real-time, cross-channel interaction analytics to impact customer interactions as they occur and use the insights gained to impact their organization`s business performance. Optimizing Customer Dynamics with NICE and Microsoft will be showcased at VoiceCon 2010, March 22-25, Orlando, Florida, at the Microsoft booth #931.

Companies interact with their customers across an expanding and increasingly complex cross-channel interaction landscape. NICE helps companies understand and optimize their Customer Dynamics- the ongoing exchanges between businesses and customers across all touch points, including chat and voice interactions handled by Communications Server "14".

"Communications Server `14` transforms every communication into an interaction that is more collaborative, engaging and accessible," said Yancey Smith, director of Communications Server Product Management at Microsoft. "Microsoft is excited to work with NICE to help our customers enhance capturing, recording and analysis of customer interactions."

NICE SmartCenter, an integrated suite of targeted business solutions and applications, gives businesses the ability to optimize their Customer Dynamics by capturing the intent of both customer and business, analyzing the intent to reveal insights and using these insights to drive actions that have a real-time impact on business performance. Taking charge of the complex interactions with customers delivers value across a wide range of business imperatives. These include ensuring compliance and mitigating risk, streamlining operational performance, differentiating the customer experience and expanding value beyond the contact center into sales and marketing organizations, the back office, and ultimately, the entire enterprise.

"Taking charge of Customer Dynamics allows enterprises in all industries to build customer loyalty, as well as maximize profitability and ensure regulatory compliance," said Udi Ziv, President Enterprise Product Group, NICE Systems.  "We are excited to enable Microsoft Communications Server "14" customers to benefit from the NICE offering, particularly Interaction Analytics, so that they may enhance their compliance efforts, expand their ability to capture and analyze web and voice interactions, and provide a more satisfying customer experience while increasing overall business efficiency."

About NICE SmartCenter

NICE SmartCenter is the premier solution suite for helping companies optimize Customer Dynamics, with unique capabilities for capturing customer and business intent, analyzing interactions and transactions for insight, and generating impact on the interaction and the business. NICE SmartCenter includes pre-packaged business solutions that address specific business issues, powered by best-in-class functional components spanning call recording, quality management, workforce management, cross-channel interaction analytics, including speech analytics, real-time guidance, and  performance management. The business solutions capture, analyze and impact customer interactions in real time, across a variety of channels, from audio, email and chat to social media and text messaging.  The solutions include nine packaged offerings: Customer Churn Reduction, Sales Effectiveness, Customer Experience, Marketing Effectiveness, Collections Optimization, Quality Optimization, First Contact Resolution Optimization, Average Handle Time Optimization, and Compliance Management.  These solutions can be deployed on premise, in a hosted model, or via a managed service, and can be implemented stand-alone or fully integrated with customer relationship management and business intelligence solutions.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions solutions and value-added services, powered by the convergence of advanced analytics of unstructured multimedia content and transactional data - from telephony, web, email, radio, video, and other data sources. NICE`s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in more than 150 countries, including over 80 of the Fortune 100 companies. More information is available at www.nice.com.

Corporate Media

Galit Belkind	NICE Systems galit.belkind@nice.com	+1 877 245 7448

Investors

Daphna Golden	NICE Systems ir@nice.com	+1 877 245 7449

Trademark Note: 3600 View, Alpha, ACTIMIZE, Actimize logo, Customer Feedback, Dispatcher Assessment, Encorder, eNiceLink, Executive Connect, Executive Insight, FAST, FAST alpha Blue, FAST alpha Silver, FAST Video Security, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE logo, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE SmartCenter, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision Alto, NiceVision Analytics, NiceVision ControlCenter, NiceVision Digital, NiceVision Harmony, NiceVision Mobile, NiceVision Net, NiceVision NVSAT, NiceVision Pro, Performix, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet are trademarks and/or registered trademarks of NICE Systems Ltd. All other trademarks are the property of their respective owners.

Forward-Looking Statements

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messr Ziv, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company`s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company`s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.

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Event Alert: Upcoming NICE Events to Highlight How Optimizing Customer Dynamics Revolutionizes Customer Loyalty, Compliance, and Operational Efficiency

RA`ANANA, ISRAEL, March 25, 2010 - NICE Systems Ltd. (NASDAQ: NICE), a leading global provider of advanced solutions that enable enterprises and security organizations to extract Insight from Interactions, transactions and surveillance to drive business performance, reduce risk and ensure safety, announced today that it will be hosting a number of events to present how NICE SmartCenter along with the newly introduced Intent-to-Insight-to-Impact methodology is helping organizations optimize Customer Dynamics, thereby improving customer loyalty and retention, regulatory compliance, and operational efficiency.

NICE and CRMxchange will hold a webcast on Customer Dynamics on March 25, 2010, Customer Dynamics . . . It`s All About Intent. This session will present how understanding, leveraging and improving Customer Dynamics - the multi-faceted exchange of information, ideas, opinions, and commerce that occurs continuously between businesses and their customers - creates a huge opportunity to optimize operations, and differentiate and grow the business through exemplary service and improved profitability. Guest speaker will be Barb Bleiler, Manager, Provider Management, at leading US health insurance services provider, WPS Group. For more information, please see http://www.crmxchange.com/webcast/customer_intent/nicefeb10.asp.

NICE will be facilitating a roundtable at the upcoming Frost & Sullivan Contact Center East event in Florida on Tuesday, April 20th.  The topic to be covered is "Hear Today or Gone Tomorrow: What You Can Do to Turn Churn Around."

NICE will also be sponsoring a webcast on April 22nd, 2010 with Call Centre Focus, leading UK website covering the call center industry (www.callcentre.co.uk), about Harnessing Customer Dynamics.

At the upcoming NICE annual customer event, Interactions 2010, to take place on May 3- 6, 2010, in Grapevine, Texas, NICE executives and customers will discuss how NICE SmartCenter with real-time interaction analytics and the Intent-to-Insight-to-Impact methodology provides a suite of powerful integrated business solutions and best-in-class applications that capture, analyze and impact interactions in real time across all customer touch points. The result is enhanced business and operational performance, improved customer satisfaction and increased effectiveness of sales and marketing.

About NICE SmartCenter

NICE SmartCenter is the premier solution suite for helping companies optimize Customer Dynamics, with unique capabilities for capturing customer and business intent, analyzing interactions and transactions for insight, and generating impact on the interaction and the business. NICE SmartCenter includes pre-packaged business solutions that address specific business issues, powered by best-in-class functional components spanning call recording, quality management, workforce management, cross-channel interaction analytics, including speech analytics, real-time guidance, and  performance management. The business solutions capture, analyze and impact customer interactions in real time, across a variety of channels, from audio, email and chat to social media and text messaging.  The solutions include nine packaged offerings: Customer Churn Reduction, Sales Effectiveness, Customer Experience, Marketing Effectiveness, Collections Optimization, Quality Optimization, First Contact Resolution Optimization, Average Handle Time Optimization, and Compliance Management.  These solutions can be deployed on premise, in a hosted model, or via a managed service, and can be implemented stand-alone or fully integrated with customer relationship management and business intelligence solutions.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions solutions and value-added services, powered by advanced analytics of unstructured multimedia content - from telephony, web, radio and video communications. NICE`s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in more than 150 countries, including more than 80 of the Fortune 100 companies. More information is available at http://www.nice.com.

Corporate Media

Galit Belkind	NICE Systems galit.belkind@nice.com	+1 877 245 7448

Investors

Daphna Golden	NICE Systems ir@nice.com	+1 877 245 7449

Trademark Note: 3600 View, Alpha, ACTIMIZE, Actimize logo, Customer Feedback, Dispatcher Assessment, Encorder, eNiceLink, Executive Connect, Executive Insight, FAST, FAST alpha Blue, FAST alpha Silver, FAST Video Security, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE logo, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE SmartCenter, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision Alto, NiceVision Analytics, NiceVision ControlCenter, NiceVision Digital, NiceVision Harmony, NiceVision Mobile, NiceVision Net, NiceVision NVSAT, NiceVision Pro, Performix, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet are trademarks and/or registered trademarks of NICE Systems Ltd. All other trademarks are the property of their respective owners.

Forward-Looking Statements

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messr Yalon, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company`s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company`s Annual Report on Form 20-F.   The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.

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Teleperformance Deploys NICE SmartCenter Interaction Analytics In a Multi-Million Dollar Deal, to Harness Customer Dynamics to Improve Service Levels and Profitability

UK Outsourcer expands implementation of NICE SmartCenter suite to six additional sites to help clients boost customer satisfaction and loyalty, while reducing contact center operational costs

RA`ANANA, ISRAEL, March 25, 2010 - NICE Systems Ltd. (NASDAQ: NICE), a leading global provider of advanced solutions that enable enterprises and security organizations to extract Insight from Interactions, transactions and surveillance to drive business performance, reduce risk and ensure safety, today announced that a leading UK outsourcer, Teleperformance has expanded its NICE SmartCenter deployment, in a multi-million dollar deal, by adding NICE Interaction Analytics business solutions to existing implementations of NICE call recording, quality management and workforce management. The NICE analytics-based solutions will help Teleperformance`s clients gain a better understanding of their customers` needs to enhance customer experience and boost loyalty, while reducing operational costs. Teleperformance UK is part of Teleperformance Group, a leading global contact center outsourcer which is using NICE SmartCenter solutions at 13 sites throughout Europe, including the UK.

Teleperformance, one of the UK's leading providers of outsourced contact center solutions, delivers services such as customer acquisition, back office, debt collection, and technical support to leading companies in the financial services, telecoms, utilities, and public sectors. With NICE SmartCenter, Teleperformance will capture customer interactions, analyze them to extract hidden insights, and apply those insights to impact and strengthen customer relationships, thus helping clients harness Customer Dynamics to generate business value.

"Every single customer interaction, including those that focus on customer service issues, is an opportunity - it`s a chance to extend the customer lifecycle and increase value to our clients," said Rachel Robinson, Divisional Managing Director at Teleperformance UK.  "We decided to expand our implementation of NICE SmartCenter to its broad analytics offering to enable us to hone in on relevant and important calls so that we can immediately pinpoint issues that impact customer satisfaction as well as improve operational efficiency. In fact, during the pilot phase, it took us only one month to improve quality scores with a leading customer by nearly 13 percent."

"This sizeable expansion by Teleperformance, a leading European outsourcer and a longtime NICE customer, reflects the growing trend of companies coming to NICE to help them address their most strategic business issues," said Udi Ziv, president of NICE Enterprise Product Group.  "One of the most pressing business issues is harnessing Customer Dynamics, the ongoing interchange between customers and organizations, which is rich, complex and difficult to manage, let alone manage well. NICE SmartCenter is the ideal solution suite to help companies harness Customer Dynamics by tapping into customer intent, attitudes and needs hidden in interactions, and turning this information into insight for optimizing every customer interaction across multiple channels. This enables companies to enhance the customer experience, increase profitability, mitigate risk, and improve operational efficiency."

Teleperformance will be implementing NICE Interaction Analytics, along with NICE Quality Optimizer, Customer Feedback and Desktop Analytics at the company`s six UK sites.

About NICE SmartCenter

NICE SmartCenter is the premier solution suite for helping companies optimize Customer Dynamics, with unique capabilities for capturing customer and business intent, analyzing interactions and transactions for insight, and generating impact on the interaction and the business. NICE SmartCenter includes pre-packaged business solutions that address specific business issues, powered by best-in-class functional components spanning call recording, quality management, workforce management, cross-channel interaction analytics, including speech analytics, real-time guidance, and  performance management. The business solutions capture, analyze and impact customer interactions in real time, across a variety of channels, from audio, email and chat to social media and text messaging.  The solutions include nine packaged offerings: Customer Churn Reduction, Sales Effectiveness, Customer Experience, Marketing Effectiveness, Collections Optimization, Quality Optimization, First Contact Resolution Optimization, Average Handle Time Optimization, and Compliance Management.  These solutions can be deployed on premise, in a hosted model, or via a managed service, and can be implemented stand-alone or fully integrated with customer relationship management and business intelligence solutions.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions solutions and value-added services, powered by advanced analytics of unstructured multimedia content - from telephony, web, radio and video communications. NICE`s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in more than 150 countries, including more than 80 of the Fortune 100 companies. More information is available at http://www.nice.com.

Corporate Media

Galit Belkind	NICE Systems galit.belkind@nice.com	+1 877 245 7448

Investors

Daphna Golden	NICE Systems ir@nice.com	+1 877 245 7449

Trademark Note: 3600 View, Alpha, ACTIMIZE, Actimize logo, Customer Feedback, Dispatcher Assessment, Encorder, eNiceLink, Executive Connect, Executive Insight, FAST, FAST alpha Blue, FAST alpha Silver, FAST Video Security, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE logo, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE SmartCenter, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision Alto, NiceVision Analytics, NiceVision ControlCenter, NiceVision Digital, NiceVision Harmony, NiceVision Mobile, NiceVision Net, NiceVision NVSAT, NiceVision Pro, Performix, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet are trademarks and/or registered trademarks of NICE Systems Ltd. All other trademarks are the property of their respective owners.

Forward-Looking Statements

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messr Ziv, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company`s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company`s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.

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[1] "Preparing for the Upturn: Research on Contact Center Operational and Investment Practices", NICE Benchmark, conducted by Ventana Research, published September, 2009

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